United States
       SECURITIES AND EXCHANGE COMMISSION
	    WASHINGTON, D.C.  20549


		SCHEDULE 13G

    Under the Securities Exchange Act of 1934




	Ordinary Shares, no par value
	(Title of Class of Securities)

 		  G17977 110
 		(CUSIP Number)

              October 19, 2020
(Date of Event Which Requires Filing This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]	Rule 13d-1(b)
[   ]	Rule 13d-1(c)
[X  ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).